AUDIOCODES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Exhibit 99.1

AUDIOCODES LTD. AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2003

IN U.S. DOLLARS

 - - - - - - - - - - -

- F - # -

REPORT OF INDEPENDENT AUDITORS

To the Shareholders of

AUDIOCODES LTD.

We have audited the accompanying consolidated balance sheets of AudioCodes Ltd. ("the Company") and its subsidiaries as of December 31, 2002 and 2003, and the related consolidated statements of operations, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above, present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2002 and 2003, and the consolidated results of their operations and cash flows for each of the three years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States.

Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
January 25, 2004	A Member of Ernst & Young Global

- # -

AUDIOCODES LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands, except share data

	December 31,
	2002	2003

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$ 47,799	$ 48,898
Short-term bank deposits	63,074	-
Trade receivables (net of allowance for doubtful accounts of $ 1,131 and $ 449 at December 31, 2002 and 2003, respectively)	4,443	7,717
Other accounts receivable and prepaid expenses	1,959	2,972
Inventories (Note 3)	4,677	4,667

Total current assets	121,952	64,254

LONG-TERM INVESTMENTS:
Long-term bank deposits and structured notes (Note 4)	-	50,270
Investment in an affiliated company (Note 5)	299	491
Severance pay fund	2,496	3,618

Total long-term investments	2,795	54,379

PROPERTY AND EQUIPMENT, NET (Note 6)	5,067	4,564

INTANGIBLE ASSETS, NET (Note 7)	-	1,013

GOODWILL (Note 1b)	-	4,320

Total assets	$ 129,814	$ 128,530

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Trade payables	$ 2,402	$ 4,197
Other accounts payable and accrued expenses (Note 8)	11,180	13,825

Total current liabilities	13,582	18,022

ACCRUED SEVERANCE PAY	2,848	3,990

COMMITMENTS AND CONTINGENT LIABILITIES (Note 9)

SHAREHOLDERS' EQUITY (Note 11):
Share capital -
Ordinary shares of NIS 0.01 par value:
Authorized - 100,000,000 as of December 31, 2002 and 2003; Issued - 41,167,387 as of December 31, 2002 and 41,727,734 as of December 31, 2003; Outstanding – 37,313,448 as of December 31, 2002 and 37,785,595 as of December 31, 2003	120	121
Additional paid-in capital	114,635	116,518
Treasury shares	(11,105)	(11,320)
Deferred stock compensation	-	(174)
Accumulated other comprehensive income	72	145
Retained earnings	9,662	1,228

Total shareholders' equity	113,384	106,518

Total liabilities and shareholders' equity	$ 129,814	$ 128,530

The accompanying notes are an integral part of the consolidated financial statements.

AUDIOCODES LTD. AND ITS SUBSIDIARIES

Table of Contents

    CONSOLIDATED STATEMENTS OF OPERATIONS

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands, except per share data

	Year ended December 31,
	2001	2002	2003

Revenues (Note 13)	$ 35,734	$ 27,189	$ 44,228
Cost of revenues	21,942	13,006	20,037

Gross profit	13,792	14,183	24,191

Operating expenses:
Research and development, net	13,807	13,022	15,476
Selling and marketing	13,852	14,288	14,537
General and administrative	5,044	3,353	4,066

Total operating expenses	32,703	30,663	34,079

Operating loss	(18,911)	(16,480)	(9,888)
Financial income, net (Note 12)	6,388	2,623	1,883

	(12,523)	(13,857)	(8,005)
Equity in losses of affiliated company (Note 5)	750	300	429

Net loss	$ (13,273)	$ (14,157)	$ (8,434)

Basic and diluted net loss per share	$ (0.34)	$ (0.37)	$ (0.22)

Weighted average number of Ordinary shares used in computing net loss per share (in thousands)	39,591	38,518	37,509

The accompanying notes are an integral part of the consolidated financial statements.

AUDIOCODES LTD. AND ITS SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

U.S. dollars in thousands

					Accumulated
		Additional		Deferred	other		Total	Total
	Ordinary	paid-in	Treasury	stock	comprehensive	Retained	comprehensive	shareholders'
	shares	capital	shares	compensation	income	earnings	income (loss)	equity

Balance as of January 1, 2001	$ 118	$ 112,847	$ -	$ (337)	$ -	$ 37,092		$ 149,720
Purchase of treasury shares	-	-	(6,401)	-	-	-		(6,401)
Issuance of shares upon exercise of options, warrants and employee stock purchase plan	2	844	-	-	-	-		846
Deferred stock compensation	-	187	-	(187)	-	-		-
Amortization of deferred stock compensation	-	-	-	363	-	-		363
Comprehensive loss:
Net loss	-	-	-	-	-	(13,273)	$ (13,273)	(13,273)
Total comprehensive loss							$ (13,273)
Balance as of December31, 2001	120	113,878	(6,401)	(161)	-	23,819		131,255

Purchase of treasury shares	-	-	(4,704)	-	-	-		(4,704)
Issuance of shares upon exercise of options, warrants and employee stock purchase plan	*) -	757	-	-	-	-		757
Amortization of deferred stock compensation	-	-	-	161	-	-		161
Comprehensive loss, net:
Unrealized gain on forward contracts, net	-	-	-	-	72	-	$ 72	72
Net loss	-	-	-	-	-	(14,157)	(14,157)	(14,157)
Total comprehensive loss, net							$ (14,085)
Balance as of December 31, 2002	120	114,635	(11,105)	-	72	9,662		113,384

Purchase of treasury shares	-	-	(215)	-	-	-		(215)
Issuance of shares upon exercise of options, warrants and employee stock purchase plan	1	1,659	-	-	-	-		1,660
Deferred stock compensation	-	224	-	(224)
Amortization of deferred stock compensation	-	-	-	50	-	-		50
Comprehensive loss, net:
Unrealized gain on forward contracts, net	-	-	-	-	73	-	73	73
Net loss	-	-	-	-	-	(8,434)	(8,434)	(8,434)
Total comprehensive loss, net							$ (8,361)
Balance as of December 31, 2003	$ 121	$ 116,518	$ (11,320)	$ (174)	$ 145	$ 1,228		$ 106,518

*) Represents an amount lower than $ 1.

The accompanying notes are an integral part of the consolidated financial statements.

-  #  -

AUDIOCODES LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2001	2002	2003
Cash flows from operating activities:
Net loss	$ (13,273)	$ (14,157)	$ (8,434)
Adjustments required to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	1,572	2,073	3,040
Equity in losses of an affiliated company	750	300	429
Increase (decrease) in accrued severance pay, net	113	(89)	20
Amortization of deferred stock compensation	363	161	50
Decrease (increase) in accrued interest on short-term, long-term bank deposits and structured notes	459	1,305	(270)
Decrease (increase) in trade receivables	8,145	(1,006)	(3,274)
Decrease (increase) in other accounts receivable and prepaid expenses	583	(740)	(940)
Decrease in inventories	4,178	1,859	10
Increase (decrease) in trade payables	(6,289)	768	1,795
Increase (decrease) in other accounts payable and accrued expenses	(1,843)	(2,134)	1,145

Net cash used in operating activities	(5,242)	(11,660)	(6,429)

Cash flows from investing activities:
Investment in an affiliated company	(600)	(149)	(621)
Purchase of property and equipment	(3,247)	(2,136)	(1,997)
Proceeds from sales of short-term bank deposits	55,155	15,605	63,074
Payment for acquisition of UAS (1)	-	-	(4,373)
Investment in long-term bank deposits and structured notes	-	-	(50,000)

Net cash provided by investing activities	51,308	13,320	6,083

Cash flows from financing activities:
Proceeds from issuance of shares upon exercise of options, warrants and employee stock purchase plan	846	757	1,660
Purchase of treasury shares	(6,401)	(4,704)	(215)

Net cash provided by (used in) financing activities	(5,555)	(3,947)	1,445

Increase (decrease) in cash and cash equivalents	40,511	(2,287)	(1,099)
Cash and cash equivalents at the beginning of the year	9,575	50,086	47,799

Cash and cash equivalents at the end of the year	$ 50,086	$ 47,799	$ 48,898

Supplemental disclosure of cash flow activities:
Cash paid during the year for income taxes	$ 25	$ 207	$ 120

(1) Net fair value of assets acquired of UAS at the date of acquisition (see Note 1b) was as follows:
Property and equipment			$ 380
Technology			1,173
Goodwill			4,320

			5,873
Less unpaid accrued liability			(1,500)

			$ 4,373

The accompanying notes are an integral part of the consolidated financial statements.

AUDIOCODES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 1:-

GENERAL

a.

AudioCodes Ltd. ("the Company") and its wholly-owned subsidiaries AudioCodes Inc., AudioCodes U.K. Limited and AudioCodes National Inc. (together, "the Group") design, develop and market technologies and products for enabling the transmission of voice over packet media, gateway technologies and systems for converged networks. The Group's products are designed to enable new voice infrastructure to original equipment manufacturers ("OEMs"), network equipment providers, systems integrators and distributors.

b.

On April 7, 2003, the Group purchased from Nortel Networks Limited ("Nortel") selected assets of its Universal Audio Server business ("UAS"). As part of the transaction, Nortel granted the Group a license to use its UAS technology and the Group has undertaken to act as an exclusive supplier to Nortel for its UAS products over a period of three years. In addition, the parties have entered into a development agreement in relation to future platforms.

The UAS product provides enhanced conferencing, multi-language announcement functionality, and other regulatory media server applications for voice over packet networks. The Group has undertaken to leverage the UAS product and technology in order to further enhance its media server products and increase related sales.

The consideration for the transaction amounted to $ 5,500 in cash, of which: $ 2,000 was paid at the closing date, $ 2,000 was paid six months after the closing date, and $ 1,500 is to be paid twelve months after the closing date. Under the terms of the acquisition agreement ("the agreement"), the Group is also required to pay $ 1,000 as a contingent payment, upon Nortel completing products integration under the development agreement.

The acquisition was accounted for under the purchase method of accounting and accordingly, the purchase price has been allocated to the assets acquired based on their related fair values. The results of the UAS operations have been included in the consolidated financial statements since the acquisition date.

Pro forma information in accordance with Statement of Financial Accounting Standards No. 141 "Business Combination" ("SFAS No. 141") has not been provided, since the revenues and net income of the UAS business, were not material in relation to total consolidated revenues and net loss.

Based on an independent valuation, the Company has allocated the total cost acquisition of the UAS's assets, as follows:

Property and equipment	$ 380
Technology (five years useful life)	1,173
Goodwill	4,320

Total assets acquired	$ 5,873

Additionally, contingent cash payments of up to $ 12,500 in 2004, would be due Nortel, based on net orders for UAS products placed by Nortel over the 18 months period following the closing date.

AUDIOCODES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 1:-

GENERAL (Cont.)

The contingent payments are not considered part of the acquisition cost and will be offset against related revenues earned by the Company from orders by Nortel for each respective period. The Company periodically assesses the expected earn out payment, based on net sales from orders placed by Nortel. The Company accrued earn-out payments in 2003, in the amount of $ 1,600, which are included in other payables in their net amount

c.

The Group is dependent upon sole source suppliers for certain key components used in its products, including certain digital signal processing chips. Although there is a limited number of manufacturers of these particular components, management believes that other suppliers could provide similar components at comparable terms. A change in suppliers, however, could cause a delay in manufacturing and a possible loss of sales, which could adversely affect the operating results of the Group and its financial position.

d.

As to major customers data, see Note 13b.

NOTE 2:-

SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States ("U.S. GAAP").

a.

Use of estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

b.

Financial statements in U.S. dollars:

A majority of the revenues of the Group is generated in U.S. dollars ("dollar"). In addition, a substantial portion of the Group's costs is incurred in dollars. The Group's management believes that the dollar is the primary currency of the economic environment in which the Group operates. Thus, the functional and reporting currency of the Group is the dollar.

Accordingly, monetary accounts maintained in currencies other than the dollar are remeasured into U.S. dollars in accordance with Statement of the Financial Accounting Standards No. 52 "Foreign Currency Translation" ("SFAS No. 52"). All transaction gains and losses of the remeasured monetary balance sheet items are reflected in the statements of operations as financial income or expenses, as appropriate.

AUDIOCODES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share data

NOTE 2:-

SIGNIFICANT ACCOUNTING POLICIES (Cont.)

c.

Principles of consolidation:

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. Intercompany transactions and balances have been eliminated upon consolidation.

d.

Cash equivalents:

Cash equivalents are short-term highly liquid investments that are readily convertible to cash with maturities of three months or less at the date of acquisition.

e.

Short-term, long-term bank deposits and structured notes:

Short-term bank deposits have maturities of more than three months and less than one year. Deposits are presented at their cost, including accrued interest. As of December 2003 the deposits are in U.S. dollars and bear interest at an average rate of 1.26%

Bank deposits with maturities of more than one year are included in long-term investments, and presented at their cost.

The Group accounts for investments in structured note in accordance with Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities" ("SFAS No. 115"). Management determines the appropriate classification of its investments in debt securities at the time of purchase and reevaluates such determinations at each balance sheet date. Debt securities are classified as held-to-maturity when the Group has the intent and ability to hold these securities to maturity and are stated at amortized cost. Investments in structured notes approximate their market value.

The structured notes are accounted in accordance with the provisions of FASB Emerging Issues Task Force Issue No. 96-12, "Recognition of Interest Income and Balance Sheet Classification of Structure Notes" (EITF No. 96-12").

f.

Inventories:

Inventories are stated at the lower of cost or market value. Cost is determined as follows:

Raw materials - using the "moving average cost" method.

Finished products - on the basis of direct manufacturing costs.

The Group periodically evaluates the quantities on hand relative to current and historical selling prices and historical and projected sales volume and technological obsolence. Based on these evaluations, inventory write-offs and write-down provisions are provided to cover risks arising from slow moving items (see Note 3).

AUDIOCODES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share data

NOTE 2:-

SIGNIFICANT ACCOUNTING POLICIES (Cont.)

g.

Investment in an affiliated company:

Due to an increase of the Company's ownership in an affiliated company during 2003, the investment is accounted for under the equity method, and 2002 results have been adjusted to record equity losses totaling $ 300.

The Company’s investment in this company is reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the investment may not be recoverable, in accordance with Accounting Principle Board Opinion No. 18 "The Equity Method of Accounting for Investments in Common Stock" ("APB No. 18"). As of December 31, 2003, based on management's most recent analyses, no impairment losses have been identified.

Investment in affiliated company represents investments in Ordinary shares, Preferred shares and convertible loans. The Company applies EITF 99-10, "Percentage Used to Determine the Amount of Equity Method Losses" (EITF No. 99-10"). Accordingly, losses of the affiliated company are recognized based on the ownership level of the particular investee security held by the investor (See Note 5).

h.

Property and equipment:

Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is calculated by the straight-line method over the estimated useful lives of the assets, at the following annual rates:

%

Computers and peripheral equipment	33
Office furniture and equipment	6 - 20
Motor vehicles	15
Leasehold improvements	Over the term of the lease

i.

Intangible assets:

Intangible assets acquired in a business combination for which the date is after July 1, 2001 are amortized over their useful life using a method of amortization that reflects the pattern in which the economic benefits of the intangible assets are consumed or otherwise used up, in accordance with Statement of Financial Accounting Standards No. 142 "Goodwill and Other Intangible Assets", ("SFAS No. 142"). Acquired technology is amortized under the straight-line method over 5 years.

AUDIOCODES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share data

NOTE 2:-

SIGNIFICANT ACCOUNTING POLICIES (Cont.)

j.

Impairment of long-lived assets:

The Group's long-lived assets and certain identifiable intangibles are reviewed for impairment in accordance with Statement of Financial Accounting Standards No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS No. 144") whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the undiscounted future cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. As of December 31, 2003, no impairment losses have been identified.

Under SFAS No. 144, a long-lived group of assets that is to be abandoned is considered disposed of when it ceases to be used. Thus, an entity that intends to abandon a group of long-lived assets in operations, should evaluate that group of assets as "held and used" and should determine whether it should revise its depreciation estimates to reflect a useful life that is shorter than initially expected and a salvage value consistent with the intention to abandon.

Effective October 1, 2003, as a result of the expected relocation of the Company's facilities, the Group changed the estimated useful life of certain leasehold improvements and other equipment to four months. The effect of the change in estimated useful life on the net loss and net loss per share for the year ended December 31, 2003 was $ (689) and $ (0.02) respectively. The annual expected effect of this change of estimated useful life for the following years is immaterial.

k.

Goodwill:

Goodwill represents an excess of costs over the fair value of the net assets of the acquired business. Under SFAS No. 142, goodwill acquired in a business combination after July 1, 2001, is not amortized.

SFAS No.142 requires goodwill to be tested for impairment at least annually or between annual tests in certain circumstances, and written down when impaired, rather than being amortized as previous accounting standards required. Goodwill attributable to each of the reporting units is tested for impairment by comparing the fair value of each reporting unit with its carrying value. Goodwill will be reviewed for impairment during 2004.

l.

Revenue recognition:

The Group generates its revenues from the sale of products and royalties earned from technology licensing. The Group sells its products through a direct sales force and sales representatives. The Group's products are generally a bundled hardware and software solution that is delivered together to OEMs, network equipment providers and systems integrators of a variety of telecommunications and networking products and distributors who are considered end-users.

AUDIOCODES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share data

NOTE 2:-

SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Revenues from products are recognized in accordance with Staff Accounting Bulleting No. 104, "Revenue Recognition in Financial Statements" ("SAB No. 104") when the following criteria are met: persuasive evidence of an arrangement exists, delivery of the product has occurred, the fee is fixed or determinable, collectibility is probable. The Group has no obligation to customers after the date in which products are delivered other than pursuant to warranty obligations and right of return.

The Group generally grants right of return to its customers. The Group maintains a provision for product returns in accordance with Statement of Financial Accounting Standards No. 48, "Revenue Recognition When Right of Return Exists" ("SFAS No. 48"). The provision was deducted from revenues, and amounted to $ 357, $ 272 and $ 294 for the years ended December 31, 2001, 2002 and 2003, respectively.

m.

Warranty costs:

The Group generally provides a warranty period of 12 months, at no extra charge. The Group estimates the costs that may be incurred under its basic limited warranty and records a liability in the amount of such costs at the time product revenue is recognized. Factors that affect the Group's warranty liability include the number of installed units, historical and anticipated rates of warranty claims, and cost per claim. The Group periodically assesses the adequacy of its recorded warranty liabilities and adjusts the amounts as necessary. Changes in warranty provision during the year ended December 31, 2003 were immaterial.

n.

Research and development costs:

Research and development costs, net of grants received, are charged to the statement of operations as incurred.

Royalty-bearing grants from the Government of Israel for funding approved research and development projects are recognized at the time the Company is entitled to such grants, on the basis of the costs incurred and included as a deduction of research and development costs.

o.

Income taxes:

The Group accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS No. 109"). This Statement prescribes the use of the liability method whereby account balances of deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Group provide a valuation allowance, if necessary, to reduce deferred tax assets to their estimated realizable value.

p.

Concentrations of credit risk:

Financial instruments that potentially subject the Group to concentrations of credit risk consist principally of cash and cash equivalents, short-term and long-term bank deposits and structured notes and trade receivables.

AUDIOCODES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share data

NOTE 2:-

SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Cash and cash equivalents, short-term bank deposits, long-term bank deposits and structured notes are invested in U.S. dollar deposits with major banks in Israel and the United States. Such deposits in the United States may be in excess of insured limits and are not insured in other jurisdictions. Management believes that the financial institutions that hold the Group’s cash, cash equivalents and short-term and long-term bank deposits and structured notes are financially sound and, accordingly, minimal credit risk exists with respect to these financial instrument.

The trade receivables of the Group are derived from sales to customers located primarily in the United States, the Far East, Israel and Europe. The Group performs ongoing credit evaluations of its customers and to date has not experienced any material losses. An allowance for doubtful accounts is determined with respect to those amounts that the Group has determined to be doubtful of collection. The Group usually does not require collateral on trade receivables because most of its sales are to large and well-established companies.

q.

Basic and diluted net loss per share:

Basic and diluted net earning (loss) per share is computed based on the weighted average number of Ordinary shares outstanding during each year, in accordance with Statement of Financial Accounting Standards No. 128, "Earnings per Share" ("SFAS No. 128").

All outstanding stock options and warrants have been excluded from the calculation of diluted net loss per Ordinary share because all such securities are anti-dilutive for all the periods presented.

The total weighted average number of shares related to the outstanding options and warrants excluded from the calculations of diluted net loss per share, since they would have an anti-dilutive effect, were 6,064,305, 6,869,166 and 7,836,696 for the years ended December 31, 2001, 2002 and 2003, respectively.

r.

Accounting for stock-based compensation:

The Group has elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB No. 25") and FASB Interpretation No. 44, "Accounting for Certain Transactions Involving Stock Compensation" ("FIN No. 44"), in accounting for its employee stock option plans.  Under APB No. 25, when the exercise price of the Group's share options is less than the market price of the underlying shares on the date of grant, compensation expense is recognized.

The Group adopted the disclosure provisions of Statement of Financial Accounting Standards No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure" ("SFAS No. 148"), which amended certain provisions of Statement of Financial Accounting Standards No. 123 "Accounting for Stock-Based Compensation" ("SFAS No. 123") to provide alternative methods of transition for an entity that voluntarily changes to the fair value based method of accounting for stock-based employee compensation, effective as of the beginning of the fiscal year. The Group continues to apply the provisions of APB No. 25, in accounting for stock-based compensation.

AUDIOCODES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share data

NOTE 2:-

SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Pro forma information regarding the Group's net loss and net loss per share is required by SFAS No. 123 and has been determined as if the Group had accounted for its employee stock options under the fair value method prescribed by SFAS No. 123. The fair value for these options was estimated at the date of the grant using a Black-Scholes option pricing model and amortized over the vesting period. Fair values were estimated using the following weighted-average assumptions for 2001, 2002 and 2003: risk-free interest rates of 4%, 3% and 3% respectively, dividend yields of 0% for each year, volatility factors of the expected market price of the Company's Ordinary shares of 1.30, 1.13 and 1.08, respectively, and a weighted average expected life of the options of 5, 5 and 4 years, respectively. Black-Scholes pricing-model was used to estimate the fair value of Employee Stock Purchase Plan ("ESPP") compensation. Assumptions are not provided due to immateriality.

Pro forma information under SFAS No. 123 is as follows:

	December 31,
	2001	2002	2003

Net loss as reported	$ (13,273)	$ (14,157)	$ (8,434)
Add: stock based compensation expenses determined under the intrinsic value based method included in reported net loss	363	161	50
Deduct: total stock-based compensation expenses determined under the fair value based method for all awards	(25,897)	(15,398)	(10,004)

Pro forma net loss	$ (38,807)	$ (29,394)	$ (18,388)
Basic and diluted net loss per share as reported	$ (0.34)	$ (0.37)	$ (0.22)

Pro forma basic and diluted net loss per share	$ (1.09)	$ (0.76)	$ (0.49)

The Group applies SFAS No. 123 and Emerging Issues Task Force No. 96-18 "Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services" ("EITF 96-18"), with respect to options and warrants issued to non-employees. SFAS No. 123 requires the use of option valuation models to measure the fair value of the options and warrants at the date of grant.

s.

Severance pay:

The Group's liability for severance pay for Israeli employees is calculated pursuant to the Israeli severance pay law, based on the most recent salary of the employees multiplied by the number of years of employment as of the balance sheet date. Employees are entitled to one month's salary for each year of employment, or a portion thereof. The Group's liability for all of its Israeli employees is fully provided by monthly deposits with severance pay funds, insurance policies and an accrual. The value of these policies is recorded as an asset in the Group's balance sheet.

AUDIOCODES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share data

NOTE 2:-

SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The deposited funds include profits accumulated up to the balance sheet date. The deposited funds may be withdrawn only upon the fulfillment of the obligation pursuant to Israeli severance pay law or labor agreements. The value of the deposited funds is based on the cash surrender value of these policies and includes immaterial profits.

Severance expenses for the years ended December 31, 2001, 2002 and 2003, amounted to approximately $ 997, $ 878 and $ 1,127 respectively.

t.

Advertising expenses:

Advertising expenses are charged to the statements of operations as incurred. Advertising expenses for the years ended December 31, 2001, 2002 and 2003, amounted to $ 296, $ 154 and $ 211, respectively.

u.

Fair value of financial instruments:

The following methods and assumptions were used by the Group in estimating its fair value disclosures for financial instruments:

The carrying amounts of cash and cash equivalents, short-term bank deposits, trade receivables, trade payables and foreign currency contracts approximate their fair value due to the short-term maturity of such instruments.

Long-term bank deposits and structured notes are estimated by discounting the future cash flows using current interest rates for deposits of similar terms and maturities. The carrying amount of long-term deposits approximates their fair value.

The fair value of foreign currency contracts (used for hedging purposes) is estimated by obtaining current quotes from investment bankers.

v.

Derivative investments:

The Group uses derivatives instruments to manage exposures to foreign currency, primarily salary payments denominated in New Israeli Shekel ("NIS"). The Group's objectives for holding derivatives are to minimize risks.

Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS No. 133"), requires a company to recognize all of its derivative instruments as either assets or liabilities in the statement of financial position at fair value. The accounting for changes in the fair value (i.e., gains or losses) of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship and further, on the type of hedging relationship. For those derivative instruments that are designated and qualify as hedging instruments, a company must designate the hedging instrument, based upon the exposure being hedged, as a fair value hedge, cash flow hedge or a hedge of a net investment in a foreign operation.

AUDIOCODES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share data

NOTE 2:-

SIGNIFICANT ACCOUNTING POLICIES (Cont.)

For those derivative instruments that are designated and qualify as a cash flow hedge (i.e., hedging the exposure to variability in expected future cash flows that is attributable to a particular risk), the effective portion of the gain or loss on the derivative instrument is reported as a component of other comprehensive income and reclassified into earnings in the same line item associated with the forecasted transaction in the same period or periods during which the hedged transaction affects earnings.

At December 31, 2003, the Group expects to reclassify $ 145 of net gains on derivative instruments from accumulated other comprehensive income to earnings during the next six months due to actual payment of variable interest associated with the floating rate debt.

Since the amounts of forward transaction does not exceed the salary payments, those transactions are all highly effective and the results are recorded as payroll expenses, at the time that the hedged expense is recorded. When the Group hedges payrolls for the following periods, then the results as of the balance sheet are recorded in other comprehensive income.

w.

Impact of recently issued accounting standards:

In January 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities" ("FIN 46"). The objective of FIN 46 is to improve financial reporting by companies involved with variable interest entities. A variable interest entity is a corporation, partnership, trust, or any other legal structure used for business purposes that either (a) does not have equity investors with voting rights or (b) has equity investors that do not provide sufficient financial resources for the entity to support its activities. The Interpretation provides that a development stage entity is not a variable interests entity, if it can be demonstrated that the equity invested in the entity is sufficient to permit it to finance the activities it is currently engaged in and provisions in the entity's governing documents and contractual arrangements allow additional equity investments. FIN 46 requires a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity's activities or entitled to receive a majority of the entity's residual returns or both. FIN 46 also requires disclosures about variable interest entities that the company is not required to consolidate but in which it has a significant variable interest. The consolidation requirements of FIN 46 apply immediately to variable interest entities created after January 31, 2003. The consolidation requirements apply to older entities in the first fiscal year or interim period end after December 15, 2003. As of December 31, 2003, the Group does not expect the adoption of FIN 46 to have a material impact on its consolidated financial statements.

AUDIOCODES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 3:-

INVENTORIES

	December 31,
	2002	2003

Raw materials	$ 2,714	$ 2,515
Finished products	1,963	2,152

	$ 4,677	$ 4,667

The Group periodically evaluates its inventory in accordance with its revenues forecasts and technological obsolescence. In the years ended December 31, 2001, 2002 and 2003, the Group wrote-off and wrote-down excess inventory that was expected to be sold at a price lower than the carrying value, in a total amount of $ 6,185, $ 1,684 and $ 835. These amount are included in cost of revenues.

NOTE 4:-

LONG-TERM BANK DEPOSITS AND STRUCTURED NOTES

Long-term bank deposits and structured notes are composed as follows:

	December 31, 2003
	Weighted average interest	U.S. dollars in thousands

Long-term bank deposits (in U.S. dollars)	2.70%	$ 25,270
Structured notes (1)	4.37%	25,000

		$ 50,270

(1)

During August 2003, the Group purchased four structured notes at par value totaling $ 25,000 for settlement during August 2006 from several banks. Under the arrangements with the banks, whether or not the deposits bear interest depends upon the rate of the three months to one year LIBOR.

For each day in which the relevant LIBOR rate is below an agreed annual fixed rate, which ranges from 2.25% to 5%. The deposits bear interest at the rate of 3.08% to 5.30% per annum. On all other days, the deposits do not bear any interest. As of December 31, 2003, investments in structured notes securities approximate their market value.

NOTE 5:-

INVESTMENT IN AN AFFILIATED COMPANY

In December 2000, the Company signed an agreement to invest in an unrelated privately-held company ("Affiliated Company").

The Preferred shares have a preference in liquidation and are convertible at the holders option or upon an IPO into Ordinary shares and on weighted average ratchet basis.

AUDIOCODES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 5:-

INVESTMENT IN AN AFFILIATED COMPANY (Cont.)

	December 31,
	2002	2003

Equity, net (1)	$ 150	$ 491
Convertible loans	149	-

Total investments	299	491

(1)

Net equity as follows:

Net equity as of purchase date	73	93
Unamortized goodwill	1,127	1,877
Accumulated net losses	(1,050)	(1,479)

	$ 150	$ 491

As of December 31, 2003, the Company holds 40% of the Affiliated Company’s share capital.

NOTE 6:-

PROPERTY AND EQUIPMENT, NET

	December 31,
	2002	2003
Cost:
Computers and peripheral equipment	$ 7,576	$ 8,276
Office furniture and equipment	1,696	3,314
Motor vehicles	111	111
Leasehold improvements	1,128	1,186

	10,511	12,887
Accumulated depreciation:
Computers and peripheral equipment	4,510	5,934
Office furniture and equipment	457	1,476
Motor vehicles	86	104
Leasehold improvements	391	809

	5,444	8,323

Depreciated cost	$ 5,067	$ 4,564

Depreciation expenses amounted to $ 1,572, $ 2,073 and $ 2,880 for the years ended December 31, 2001, 2002 and 2003, respectively.

AUDIOCODES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 7:-

INTANGIBLE ASSETS, NET

		December 31,
		2002	2003

a.	Acquired technology	$ -	$ 1,173
	Accumulated amortization	-	(160)

	Amortized cost	$ -	$ 1,013

b.

Amortization expenses amounted to $ 160 for the year ended December 31, 2003

c.

Expected amortization expenses for the years ended December 31:

2004	$ 240
2005	$ 240
2006	$ 240
2007	$ 240
2008	$ 53

$ 1,013

NOTE 8:-

OTHER ACCOUNTS PAYABLE AND ACCRUED EXPENSES

	December 31,
	2002	2003

Employees and payroll accruals	$ 3,358	$ 4,040
Technology licensing fee provision	5,253	4,332
Government authorities	889	594
Accrued expenses	1,552	2,106
Third payment to Nortel with respect to acquisition	-	1,500
Accrual payment to Nortel, net	-	1,000
Other	128	253

	$ 11,180	$ 13,825

AUDIOCODES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 9:-

COMMITMENTS AND CONTINGENT LIABILITIES

a.

Lease commitments:

The Group's facilities are rented under several rental agreements in Israel and the U.S. for periods ending in 2013.

Future minimum rental and lease commitments under non-cancelable leases for the years ended December 31, are as follows:

2004	$ 2,618
2005	2,653
2006	2,551
2007	2,270
2008-2013	10,197

$ 20,289

Rent expenses for the years ended December 31, 2001, 2002 and 2003, were approximately $ 1,652, $ 1,713 and $ 1,829, respectively.

b.

Royalty commitment to the Office of the Chief Scientist of Israel:

The Company participated in programs sponsored by the Israeli Government for the support of research and development activities. Through December 31, 2003, the Group had obtained grants from the Office of the Chief Scientist of the Israeli Ministry of Industry and Trade ("the OCS") aggregating to $ 435 for certain of the Group's research and development projects. The Group is obligated to pay royalties to the OCS, amounting to 3%-3.5% of the sales of the products and other related revenues generated from such projects, up to 100% of the grants received, linked to the U.S. dollars and bearing interest at the rate of LIBOR at the time of grant. The obligation to pay these royalties is contingent on actual sales of the products and in the absence of such sales no payment is required.

As of December 31, 2003, the aggregate contingent liabilities to the OCS amounted to $ 437.

c.

Royalty commitments to a third party:

The Group entered into a patent license agreement with a third party. Under the agreement, the Group agreed to pay the third party quarterly royalty fees until 2008, based on 0.75%-0.9% of the Group 's revenues .

AUDIOCODES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 10:-

TAXES ON INCOME

a.

Measurement of taxable income under the Income Tax (Inflationary Adjustments) Law, 1985:

Results for tax purposes are measured in real terms, in accordance with the changes in the Israeli Consumer Price Index ("CPI") or changes in the exchange rate of the NIS against the dollar for a "foreign investors" company. Until the taxable year 2002, the Company measured its results for tax purposes in accordance with changes in the Israeli CPI. Commencing with taxable year 2003, the Company has elected to measure its results for tax purposes on the basis of the changes in the exchange rate of NIS against the dollar. This election obligates the Company for three years.

b.

Tax benefits under the Law for the Encouragement of Capital Investments, 1959 ("the law"):

The Company’s production facilities have been granted the status of an "Approved Enterprise" in accordance with the law under four separate investment programs that were approved in October 1993, January 1996, March 1999 and February, 2002. The Company is also a "foreign investors' Company", as defined by that law and, as such, is entitled to a ten-year period of benefit instead of seven years period and to an additional reduction in tax rates of 10% to 25% (based on the percentage of foreign ownership in each taxable year). According to the provisions of the law, the Company has elected the "alternative benefits" - waiver of Government grants in return for a tax exemption.

Income derived from the first "Approved Enterprise" program was tax-exempt for the two-year period ended December 31, 1999 and is eligible for a reduced tax rate of 10% to 25% for the eight year period ending December 31, 2007.

Income derived from the second "Approved Enterprise" program will be tax-exempt for a period of four years, and is subject to a corporate tax at the reduced rate of 10% to 25% for an additional period of six years. The benefit period will commence when the Company realizes taxable income from this enterprise.

Income derived from the third and fourth "Approved Enterprise" programs will be tax-exempt for a period of two years, and is subject to a corporate tax at the reduced rate of 10% to 25% for an additional period of eight years. The benefit period will commence when the Company realizes taxable income from this enterprise.

The period of tax benefits detailed above is subject to limits of the earlier of 12 years from commencement of production or 14 years from receiving the approval. Based on the aforementioned conditions, under the second, the third and the fourth expansion programs, the period of benefits for the production facilities, which has not yet commenced, will terminate in the years 2011, 2013 and 2015, respectively.

AUDIOCODES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 10:-

TAXES ON INCOME (Cont.)

The entitlement to the above benefits is conditional upon the Company fulfilling the conditions stipulated by the above law, regulations published thereunder and the instruments of approval for the specific investments in "Approved Enterprises". In the event of failure to comply with these conditions, the benefits may be canceled and the Company may be required to refund the amount of the benefits, in whole or in part, including interest. As of December 31, 2003, management believes that the Company is meeting all of the aforementioned conditions.

The tax-exempt income attributable to the "Approved Enterprise" can be distributed to shareholders without imposing tax liability on the Company only upon the complete liquidation of the Company. As of December 31, 2003, retained earnings included approximately $ 540 in tax-exempt income earned by the Company's "Approved Enterprise".

In the event of a distribution of such tax-exempt income as a cash dividend, in a manner other than upon the complete liquidation of the Company, it will be required to pay tax at the rate of 10% to 25% on the amount distributed and an income tax liability would be incurred of approximately $ 135 as of December 31, 2003.

The Company's Board of Directors has determined that such tax-exempt income will not be distributed as dividends.

The law also grants entitlement to claim accelerated depreciation on equipment used by the "Approved Enterprise" during five tax years.

If the Company derives income from sources other than the "Approved Enterprise" during the relevant period of benefits, such income will be taxable at the regular corporate tax rate of 36%.

c.

Net operating losses carryforwards:

The Company has accumulated losses for tax purposes as of December 31, 2003, in the amount of approximately $ 76 million, which may be carried forward and offset against taxable income in the future for an indefinite period.

Through December 31, 2003, AudioCodes Inc. has a U.S. federal net operating loss carryforward of approximately $ 25 million, which can be carried forward and offset against taxable income for 15 to 20 years, and expires from 2015 to 2022, respectively.

Utilization of U.S. net operating losses may be subject to substantial annual limitation due to the "change in ownership" provision of the Internal Revenue Code of 1986 and similar state provision. The amount limitation may result in the expiration of net operating losses before utilization.

AUDIOCODES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 10:-

TAXES ON INCOME (Cont.)

d.

Tax benefits under the Law for the Encouragement of Industry (Taxation), 1969:

The Company currently qualifies as an "industrial company" under the above law and as such is entitled to certain tax benefits, including accelerated depreciation and the deduction of public offering expenses in three equal annual payments.

e.

Loss before taxes consists of the following:

	Year ended December 31,
	2001	2002	2003

Domestic	$ (8,665)	$ (8,746)	$ (7,338)
Foreign	(4,608)	(5,411)	(1,096)

	$ (13,273)	$ (14,157)	$ (8,434)

f.

Deferred income taxes:

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Group's deferred tax liabilities and assets are as follows:

	December 31,
	2002	2003
Deferred tax assets:
Reserves and allowances	$ 1,629	$ 2,495
Net operating loss carryforwards	35,362	37,548

Net deferred tax assets before valuation allowance	36,991	40,043
Valuation allowance	(36,991)	(40,043)

Net deferred tax assets	$ -	$ -

As of December 31, 2003, the Group has provided full valuation allowances in respect of deferred tax assets resulting from tax loss carryforwards and other temporary differences, due to its history of operating losses and current uncertainty concerning its ability to realize these deferred tax assets in the future. Management currently believes that since the Group has a history of losses for tax purposes it is more likely than not that the deferred tax regarding the loss carryforwards and other temporary differences will not be realized in the foreseeable future.

AudioCodes Inc. has provided valuation allowances in respect of deferred tax assets resulting from tax benefits related to employee stock option exercises, which will be credited to additional paid-in capital when realized. Management currently believes that it is more likely than not that those deferred tax deductions will not be realized in the foreseeable future.

The main reconciling items between the statutory tax rate of the Group and the effective tax rate are the tax adjustments and the effects of "Approved enterprise".

AUDIOCODES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 11:-

SHARE CAPITAL

a.

General:

1.

In January 2001 and in April 28, 2002, the Company's Board of Directors approved a share repurchase program pursuant to which the Company is authorized to purchase up to an aggregate amount of 4,000,000 of its outstanding Ordinary shares. As of December 31, 2003, the Company had purchased 3,942,139 of its outstanding Ordinary shares, at a weighted average price per share of $ 2.87.

2.

The Company's shares are traded on the Nasdaq National Market. In addition, since October 2001, the Company's shares have been listed for trade also on the Tel-Aviv Stock Exchange.

b.

The Ordinary shares entitle their holders to the right to receive notice to participate and vote in general meetings of the Company and the right to receive cash dividends and a share dividend if declared.

c.

Warrants issued to consultants:

During 1999, the Company issued warrants to directors to purchase 4,000 and 50,000 Ordinary shares of NIS 0.01 par value at an exercise price of $ 9.82 per share and $ 18.82 per share, respectively, expiring seven years from the date of grant. Warrants to purchase 24,000 Ordinary shares at an exercise price of $ 18.82 per share are exercisable immediately, and warrants to purchase 30,000 Ordinary shares are exercisable in four equal annual installments from the date of grant. During 2001, warrants to purchase 10,000 Ordinary shares at an exercise price of $ 18.82 were exercised.

As of December 31, 2003, 44,000 warrants are outstanding and exercisable at a weighted average exercise price of $ 18.00.

d.

Employee Stock Purchase Plan:

In May 2001, the Company's Board of Directors adopted the Employee Stock Purchase Plan ("the Purchase Plan"), which provides for the issuance of a maximum of 2,000,000 Ordinary shares. As of December 31, 2003, 1,499,988 shares are still available for future issuance. Eligible employees can have up to 15% of their wages, up to certain maximums, to be used to purchase Ordinary shares. The Purchase Plan is implemented with purchases every six months occurring on July 31, and January 31. The price of the Ordinary shares purchased under the Purchase Plan is equal to 85% of the lower of the fair market value of the Ordinary shares on the commencement date of each offering period or on the semi-annual purchase date.

During the year ended 2001, 2002 and 2003, 32,608, 226,799 and 290,605 shares, respectively, were issued under the Purchase Plan for aggregate consideration of $ 139, $ 607, and $ 537, respectively.

AUDIOCODES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 11:-

SHARE CAPITAL (Cont.)

e.

Employee Stock Option Plans:

Under the Company's 1997 and 1999 Stock Option Plans ("the Plans"), options to purchase Ordinary shares may be granted to officers, directors, employees and consultants of the Company.

The total number of shares authorized for grant of options under the Plans is 12,769,626. As of December 31, 2003, 1,343,548 shares are still available for future option grants.

Stock options granted under the Plans are exercisable usually at the fair market value of the Ordinary shares at the date of grant and expire ten or seven years from the date of grant, and are subject to termination of employment. The options generally vest over four or five years, from the date of grant. Any options, which are forfeited or cancelled before expiration, become available for future grants.

A summary of the Company's stock option activity and related information for the years ended December 31, 2001, 2002 and 2003, is as follows:

	2001		2002		2003
		Weighted		Weighted		Weighted
	Number	average	Number	average	Number	average
	of options	exercise price	of options	exercise price	of options	exercise price
		$		$		$
Outstanding at the beginning of the year	5,536,080	13.21	7,042,392	9.50	7,202,088	8.21
Granted	3,140,146	5.37	1,376,289	2.69	1,737,500*)	3.94
Exercised	(757,300)	0.92	(195,000)	0.76	(269,742)	4.14
Forfeited	(876,534)	25.14	(1,021,593)	11.07	(243,899)	5.92

Outstanding at the end of the year	7,042,392	9.50	7,202,088	8.21	8,425,947	7.06

Options exercisable at the end of the year	1,709,664	9.47	3,181,218	9.27	4,526,834	9.39

*)

During 2003, the Company issued options to directors to purchase 130,000 Ordinary shares of NIS 0.01 par value at an average exercise price of $ 7.38 per share expiring 10 years from the date of grant.

AUDIOCODES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 11:-

SHARE CAPITAL (Cont.)

The options outstanding as of December 31, 2003, have been separated into exercise price, as follows:

Range of exercise price	Options outstanding as of December 31, 2003	Weighted average remaining contractual life	Weighted average exercise price	Options exercisable as of December 31, 2003	Weighted average exercise price of exercisable options
$		(years)	$		$

0-0.61	276,600	3.13	0.61	276,600	0.61
1.1	417,000	4.48	1.10	417,000	1.10
1.73-2.51	1,382,736	8.28	2.24	416,498	2.09
2.67-4	939,685	8.43	3.14	263,029	2.95
4.1-6.04	1,609,732	8.32	4.43	459,357	4.23
6.51-9.24	2,156,794	6.58	7.51	1,345,800	7.34
9.81-14	661,500	6.32	10.01	529,000	10.02
18.82-20.35	102,500	7.51	18.88	143,000	18.86
25.5-36.56	835,400	5.50	29.40	643,550	29.38
50.50	44,000	5.50	50.50	33,000	50.50

	8,425,947		7.06	4,526,834	9.39

The Company has recorded deferred stock compensation for options issued with an exercise price below the fair market value of the Ordinary shares on the date of grant. The deferred stock compensation has been amortized and recorded as compensation expense ratably over the vesting period of the options. Compensation expenses of approximately $ 363, $ 161 and $ 50 were recognized during the years ended December 2001, 2002 and 2003, respectively.

Options granted to employees in 2001, 2002 and 2003, have an exercise price equal to the fair market value of Ordinary share at the grant date. The weighted average fair values of the options granted during 2001, 2002 and 2003 respectively were $ 4.61, $ 2.18 and $ 3.77, respectively. As to the way of computation of the fair value and the assumptions used in such computation, see Note 2r.

f.

Dividends:

In the event that cash dividends are declared in the future, such dividends will be paid in NIS. The Company does not intend to pay cash dividends in the foreseeable future. (See also Note 10b.)

AUDIOCODES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 12:-

FINANCIAL INCOME, NET

	Year ended December 31,
	2001	2002	2003
Financial expenses:
Interest and others	$ (225)	$ (139)	$ (125)

Financial income:
Foreign currency translation differences	67	236	25
Interest and others	6,546	2,526	1,983

	6,613	2,762	2,008

	$ 6,388	$ 2,623	$ 1,883

NOTE 13:-

MAJOR, CUSTOMERS AND GEOGRAPHIC INFORMATION

a.

Summary information about geographic areas:

The Group manages its business on a basis of one reportable segment. (See Note 1 for a brief description of the Group's businesses). The data is presented in accordance with Statement of Financial Accounting Standards No. 131 "Disclosure About Segments of an Enterprise and Related Information" ("SFAS No. 131"). Revenues in the table below are attributed to geographical areas based on the location of the end customers.

The following presents total revenues for the years ended December 31, 2001, 2002 and 2003 and long-lived assets as of December 31, 2001, 2002 and 2003.

	2001		2002		2003
	Total	Long- lived	Total	Long- lived	Total	Long- lived
	revenues	assets	revenues	assets	revenues	assets

Israel	$ 5,873	$ 4,489	$ 3,227	$ 4,694	$ 2,984	$ 9,144
U.S.A.	19,845	515	10,864	373	25,179	753
Europe	3,516	-	2,919	-	5,587	-
Far East	6,405	-	10,179	-	10,478	-
Other	95	-	-	-	-	-

	$ 35,734	$ 5,004	$ 27,189	$ 5,067	$ 44,228	$ 9,897

AUDIOCODES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 13:-

SEGMENTS, CUSTOMERS AND GEOGRAPHIC INFORMATION (Cont.)

b.

Major customers data as a percentage of total revenues:

	Year ended December 31,
	2001	2002	2003

Customer A	-	-	14%
Customer B	32%	*) -	*) -

*)

Less than 10% of total revenues.

- - - - - - - - - - -